TASEKO ANNOUNCES IMPROVED ECONOMICS AND NEW 820 MILLION TONNE RESERVE ESTIMATE AT ITS YELLOWHEAD COPPER PROJECT IN BRITISH COLUMBIA

January 16, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to announce that recently updated technical work on the Yellowhead Copper Project in Central British Columbia has resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company has filed a new technical report ("Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project" dated January 16, 2020) (the "Technical Report") on SEDAR. The Technical Report was prepared in accordance with NI 43-101 and encompasses a new development plan and updated study on the Yellowhead Copper Project.

Russell Hallbauer, Chief Executive Officer, of Taseko, commented, "In 2018, after our Senior Management and Engineering teams recognized the significant inherent value in the Yellowhead orebody that had not been identified in Yellowhead Mining Inc.'s 2014 Feasibility Study, a decision was made to acquire the company.  In early 2019, Taseko completed this transaction for approximately C$13 million in Taseko stock."

"The project had over C$70 million spent by previous owners on ore reserve definition, environmental work, as well as the 2014 Feasibility Study, and the acquisition was immediately accretive to Taseko.  We began re-engineering the project in early 2019 and now have completely reworked the development concept," Mr. Hallbauer continued. "Today, we are announcing a project with a pre-tax NPV of C$1.3 billion (at consensus metal price assumptions), a C$500 million increase over the 2014 Feasibility Study.  The optimizations and modifications we have made are not only beneficial to the economics of the project but will also improve it from an environmental assessment process standpoint. The leverage this mine has to metal prices is huge, and with only a 10% increase in these assumptions, the pre-tax NPV climbs to C$2 billion."

"Based on the new project development plan, our acquisition cost equates to roughly one third of a penny per pound of copper in reserves, or 0.01x NAV. By comparison, acquisitions of other feasibility stage projects in the past have been as high as 1.0x NAV. Given this project's large ore reserves of 820 million tonnes, its geographic location near a major transportation and infrastructure corridor and its compelling copper/gold/silver exposure, this is one of the best acquisitions in the sector," added Mr. Hallbauer.

"With an average copper equivalent grade of 0.35% combined with a very low onsite operating cost of C$10 per tonne milled the mine site operating margin is a robust C$16 per tonne, or roughly C$500 million per year for the first five years, at US$3.10 per pound copper. The 440,000 ounces of gold and 19 million ounces of silver, alone, will generate over C$1 billion of by-product revenues over the mine's life. Yellowhead has the potential to be one of the largest open pit copper mines in North America and would significantly increase Taseko's annual cash flow," stated Mr. Hallbauer.

Mr. Hallbauer continued, "Taseko has been searching for this opportunity for the last decade.  Our expertise is with large tonnage mining operations as demonstrated by our success at Gibraltar.  In addition to our operating track record, we have proven our ability to build mines on time and on budget, which seems to be largely absent in mining companies around the world today. We believe the estimated capital cost of C$1.3 billion, or US$12,000 per tonne of mill throughput capacity, is half the development costs of copper projects in other parts of the world."

"While our primary and near-term focus will remain on the advancement of our Florence Copper Project through to production, we will continue to progress Yellowhead expeditiously as the timing will fit in ideally after Florence Copper achieves commercial production. With the new Technical Report now complete, our efforts will focus on environmental assessment work, ongoing engagement with local communities, additional engineering as well as evaluating the merits of selling an interest in the project to a joint venture partner. Our plan is to add 85 million pounds of annual copper production from Florence Copper by 2022 and then another 200 million pounds from Yellowhead by 2025.  A 280% production growth profile over six years to nearly 390 million pounds annually cannot be matched by any company in our sector and could be well timed with a growing copper supply deficit," concluded Mr. Hallbauer.

Yellowhead Project Highlights:

 First 5 Years LOM

  Average Copper Grade 0.32% 0.28%
  Average Copper Equivalent Grade 0.35% CuEq 0.29% CuEq
  Average Annual Copper Production 200 million lbs 180 million lbs
  Average Annual Pre-tax Cashflow C$330 million C$270 million
  Average cost per pound copper* US$1.43/lb US$1.67/lb
  Pre-tax net present value of C$1.3 billion at an 8% discount rate
  Pre-tax internal rate of return of 18% with a 4.2 year payback
  817 million tonne Proven and Probable Mineral Reserve grading 0.29% copper equivalent
  Cost per tonne milled of C$9.97 (mining, milling & site G&A)
  25-year mine life
  Total life of mine production in excess of 4.4 billion pounds of copper, 440,000 ounces of gold and 19 million ounces of silver
  Total pre-production capital cost of C$1.3 billion
  Long-term copper price of US$3.10 per pound and foreign exchange rate of US$0.80:C$1.00

Some differences from the original 2014 Feasibility Study to the new Technical Report include: a 100 million tonne increase to reserves, an increase in the copper cut-off grade to 0.17%, throughput increase to 90,000 tonnes per day, relocated primary crusher to a 90 meter lower elevation, and an improved water management plan which reduces stored water by 90%."

Note: The study was prepared using long term metal prices of US$3.10/lb copper, US$1,350/oz gold and US$18 silver and an exchange rate of US$0.80:C$1.00.

*Net of byproduct credits

Mineral Reserves and Resources

Reserves

Category (at a 0.17% cut-off)	Tonnes (millions)	Cu (%)	Au (g/tonne)	Ag (g/tonne)	Cu Eq. (%)*
Proven	458	0.29	0.031	1.3	0.31
Probable	359	0.26	0.028	1.2	0.28
Total	817	0.28	0.030	1.3	0.29

Note: Proven and Probable reserves are derived from Measured and Indicated resources, respectively, that are contained within the final ultimate design and are above the stated copper cut-off grade as of December 31, 2019. Mineral Reserves have been estimated in accordance with NI 43-101 and 2014 CIM Definition Standards. Mineral reserves were estimated using long term metal prices of US$2.40/lb Cu, US$1,000/oz Au and US$13.50/oz Ag at a foreign exchange rate of US$0.80 per C$1.00 and a 0.17% cut off grade. Totals may not sum due to rounding.

Resources

Category (at a 0.15% cut-off)	Tonnes (millions)	Cu (%)	Au (g/tonne)	Ag (g/tonne)	Cu Eq. (%)*
Measured	561	0.27	0.029	1.2	0.29
Indicated	730	0.24	0.027	1.2	0.26
M&I	1,292	0.25	0.028	1.2	0.27
Inferred	109	0.21	0.024	1.2	0.23

Note: Mineral Resource estimate with an effective date of December 31, 2019. Mineral Resources have been estimated in accordance with NI 43-101 and 2014 CIM Definition Standards. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Mineral resources were estimated using long term metal prices of US$3.25/lb Cu, US$1,300/oz Au and US$17.00/oz Ag at a foreign exchange rate of US$0.80 per C$1.00 and a 0.15% cut off grade. Mineral Resources are inclusive of Mineral Reserves. Totals may not sum due to rounding.

*Copper Equivalent is based on 90% copper recovery, US$3.10/lb copper price, 56% gold recovery, US$1350/oz gold, 59% silver recovery, and US$18.00/oz silver price.

Qualified Persons and 43-101 Disclosure

This technical content of this news release has been reviewed and approved by Richard Weymark, P.Eng., MBA, Chief Engineer of Taseko. The Technical Report was prepared for Taseko Mines Limited, a producing issuer, under the supervision of Richard Weymark, P.Eng., MBA, Chief Engineer of Taseko. Yellowhead Mining Inc. is a wholly owned subsidiary of Taseko.  Mr. Weymark is a Qualified Person under the provisions of National Instrument 43-101 published by the Canadian Securities Administrators.  Yellowhead is a greenfield project and while federal and provincial regulatory agencies have been engaged, the project is not yet in the formal environmental assessment or permitting processes.

The resource and reserve estimation was completed by Taseko staff and contributing consultants under the supervision of Richard Weymark, P. Eng., MBA. Chief Engineer, Taseko and a Qualified Person under National Instrument 43-101.

Additional information regarding data verification procedures, known legal, political, environmental or other risks that could affect development of the Yellowhead project or its mineral resources or reserves, can be found in the Technical Report, which is available on SEDAR.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•   uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•   uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•   uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•   uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;

•   our ability to comply with the extensive governmental regulation to which our business is subject;

•   uncertainties related to unexpected judicial or regulatory proceedings;

•   changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

•   changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•   the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•   the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

•   the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•   environmental issues and liabilities associated with mining including processing and stock piling ore;

•   labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•   the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;

•   our reliance upon key personnel; and

•   uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.